
SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
161


07003504

SECURITI ... IISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8- 66911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 **AND ENDING** 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NIAGARA INTERNATIONAL CAPITAL LIMITED

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence NY 14031
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Keefe CPA 716-580-1551
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
(Name - if individual, state *last, first, middle name*)

8400 Sheridan Drive Suite 230 Williamsville NY 14031
(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Anthony Nanula swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited as of February 27 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

Notary Public

KIMBERLY A. DELAMATER
Notary Public - State of New York
No. 01DE6104490
Qualified in Erie County
My Commission Expires Jan. 20, 20 08

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL
CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2006 and 2005

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 27, 2007

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying statements of financial condition of Niagara International Capital Limited (a New York S-corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
PERRY • GENEVA •
SYRACUSE

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 65,399	$ 98,869
Total current assets	65,399	98,869
PROPERTY AND EQUIPMENT, net	3,524	-
OTHER ASSETS:		
Restricted Raymond James Account	23,877	-
Total other assets	23,877	-
	$ 92,800	$ 98,869
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,697	$ 3,760
Loans payable to affiliates	40,458	74,811
Total liabilities	44,155	78,571
SHAREHOLDERS' EQUITY:		
Common stock; no par value, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	142,165	105,992
Accumulated deficit	(96,738)	(90,694)
	50,427	20,298
Other comprehensive loss	(1,782)	-
Total shareholders' equity	48,645	20,298
	$ 92,800	$ 98,869

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE:		
Commission income	$ 137,814	$ -
Consulting income	87,500	-
Total revenue	225,314	-
OPERATING EXPENSES:		
Salaries	219,079	61,504
Outside services	22,725	19,792
Insurance	10,739	-
Rent	9,124	1,760
Professional fees	8,130	-
Financial operations officer fees	7,870	2,900
Utilities	3,702	-
Office supplies	1,740	-
Equipment rent	1,555	-
Membership and filing fees	1,365	3,000
Licensing fees	1,190	80
Repairs and maintenance	1,101	-
Bank charges	859	77
Depreciation	668	-
Advertising	616	-
Miscellaneous	1,721	1,356
Loss from operations	(66,870)	(90,469)
OTHER INCOME (EXPENSE):		
Interest income	1,255	1,257
Dividend income	659	-
Interest expense	(3,514)	(1,803)
Referral fee income, non-recurring	61,872	-
Other income	554	321
Net loss	(6,044)	(90,694)
Other comprehensive loss - unrealized loss on investments	(1,782)	-
Comprehensive loss	(7,826)	(90,694)
NET LOSS	(6,044)	(90,694)
ACCUMULATED DEFICIT - beginning of year	(90,694)	-
ACCUMULATED DEFICIT - end of year	$ (96,738)	$ (90,694)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock & Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2005	$ -	$ -	$ -	$ -
Capital contributions	110,992	-	-	110,992
Net loss	-	(90,694)	-	(90,694)
Other comprehensive loss	-	-	-	-
BALANCE - December 31, 2005	$ 110,992	$ (90,694)	$ -	$ 20,298
Capital contributions	36,173	-	-	36,173
Net loss	-	(6,044)	-	(6,044)
Other comprehensive loss	-	-	(1,782)	(1,782)
BALANCE - December 31, 2006	$ 147,165	$ (96,738)	$ (1,782)	$ 48,645

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITES:		
Net loss	$ (6,044)	$ (90,694)
Adjustments to reconcile net loss to net cash flow from operating activities:		
Depreciation	668	-
Dividends - Restricted	(659)	
Changes in:		
Accounts payable	(63)	3,760
Net cash flow from operating activities	(6,098)	(86,934)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Deposit in restricted Raymond James account	(25,000)	
Purchases of property and equipment	(4,192)	-
Net cash flow from investing activities	(29,192)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	-	110,992
Borrowings of loan payable - affiliates	1,820	74,811
Net cash flow from financing activities	1,820	185,803
NET CHANGE IN CASH	(33,470)	98,869
CASH - beginning of year	98,869	-
CASH - end of year	$ 65,399	$ 98,869

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1. THE COMPANY

Niagara International Capital Limited (the Company) was incorporated in December 2004, is a member of the National Association of Securities Dealers (NASD) and is a registered broker/dealer. The Company provides retail and investment banking services in the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principals generally accepted in the United States.

Cash
The Company maintains cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Revenue Recognition
Commission income is recognized as the commissions are earned. Consulting income is recognized as services are rendered.

Property and Equipment
Property and equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Maintenance and repairs are charged to operations as incurred.

Income Taxes
The Company has elected to be treated as an S Corporation for federal and New York State tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $616 and $- for the years ended December 31, 2006 and 2005, respectively.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification
In order to facilitate comparison of financial information, certain amounts reported in the prior year have been reclassified to conform to the current year presentation.

3. RELATED PARTY TRANSACTIONS

The Company has a $150,000 line of credit with a company affiliated through common ownership. The line of credit is in place to provide working capital to the Company. Amounts borrowed bear interest at 8.5%. This facility is unsecured and due on demand. There was $40,458 and $63,638 outstanding at December 31, 2006 and 2005, respectively. The shareholders of the affiliate and the Company are the same.

The Company also has amounts due to other affiliate companies (related through common ownership) totaling $- and $11,173 at December 31, 2006 and 2005, respectively.

Of the total loans payable to affiliate balance at December 31, 2005, $36,173 converted to equity during 2006.

The Company entered into consulting agreements with affiliated companies (related through common ownership) in 2006. The agreements are renewed annually. Consulting income from these affiliates totaled $62,500 at December 31, 2006.

The employees of the Company participate in the retirement plan of a related party.

The Company leases office equipment from a company related through common ownership with rentals of $155 per month for 60 months that commenced in 2006. Rent expense for the year ended December 31, 2006 amounted to $1,555. Future minimum lease payments under this noncancellable operating lease are:

2007	$	1,854
2008	$	1,854
2009	$	1,854
2010	$	1,854
2011	$	305

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2006	2005
Computers	$ 4,192	$ -
	4,192	-
Less: Accumulated depreciation	(668)	-
	$ 3,524	$ -

5. RESTRICTED RAYMOND JAMES ACCOUNT

The Company was required to make a $25,000 deposit in 2006 with Raymond James & Associates, Inc., its clearing broker/dealer. This is a restricted cash account and the fair market value of this account at December 31, 2006 was $23,877, which was composed of $19,757 of money market funds and $4,120 of equity funds. The Company is required to maintain a balance of $25,000, and subsequent to year-end the account was replenished to the appropriate level. At December 31, 2006 there was an unrealized loss of $1,782 and dividends received in 2006 totaled $659.

6. LEASE AGREEMENT

The Company entered into a lease agreement with an unrelated party that commenced September 1, 2005 and expired September 1, 2006 for the rental of their operating facility. Monthly payments under this lease were $440. The lease was renewed on February 22, 2006 and monthly payments were increased to $916. The new lease commenced on April 1, 2006 and expires on April 1, 2007. Rent expense for the lease for the years ended December 31, 2006 and 2005 was $9,124 and 1,760, respectively.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006 and 2005, the Company had net capital of $41,144 and $20,298, respectively, which exceeded minimum net capital requirements by $36,144 and $10,477, respectively.

8. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 3,514	$ 1,803
Supplemental disclosure of noncash financing activity:		
Loan payable to affiliates - conversion to equity	$ 36,173	$ -

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2006

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2006.

TOTAL ASSETS		$ 92,800
Less: Total liabilities		44,155
NET WORTH		48,645
Less: Non-allowable assets		(3,524)
TENATIVE NET CAPITAL		45,121
Less: Haircuts		(3,977)
NET CAPITAL		41,144
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 2,943	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 36,144

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

The accompanying notes are an integral part of this exhibit.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of this exhibit.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 27, 2007

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company) for the year ended December 31, 2006, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
PERRY • GENEVA •
SYRACUSE

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

END